Exhibit 4.3

OPTIONAL SECONDARY SALE AGREEMENT

This Optional Secondary Sale Agreement dated as of this 22nd day of October, 2007 (this “Agreement”) is between Wexford Capital LLC, a Delaware limited liability company (“Wexford”) and ICx Technologies, Inc., a Delaware corporation (the “Company”).

WITNESSETH

WHEREAS, Wexford is the manager or investment manager of DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC (the “Wexford Entities”);

WHEREAS, the Wexford Entities own or have the right to acquire shares of the Company’s Series A Preferred Stock (the “Preferred Stock”) and shares of the Company’s Common Stock (the “Common Stock”) constituting a majority of the Preferred Stock, as a single class, and a majority of the Common Stock and Preferred Stock on an as-converted basis;

WHEREAS, the Wexford Entities have the right to cause the conversion of shares of Preferred Stock into shares of the Company’s Common Stock (the “Common Stock”) but are not required to do so unless the Company completes a Qualified IPO (as defined in the Company’s Certificate of Incorporation, as amended through the date hereof);

WHEREAS, in order to carry out the Company’s currently proposed initial public offering as contemplated pursuant to the Company’s registration statement on Form S-1, as amended through the date hereof (the “IPO”) the Company has required that all shares of Preferred Stock be converted into shares of Common Stock;

WHEREAS, the terms of the IPO may fail to meet the definition of a Qualified IPO and absent a Qualified IPO Wexford has the legal right to demand additional consideration in exchange for agreeing to convert shares of Preferred Stock into shares of Common Stock on a 1-for-1 basis;

WHEREAS, the Company believes it is in the best interests of the Company and all shareholders to induce Wexford to cause such conversion without any further payment to the holders of Preferred Stock and without any further dilution of the holders of Common Stock;

WHEREAS, the underwriters of the IPO (the “Underwriters”) have been granted a 30-day option to purchase additional shares of Common Stock from the Company or certain eligible shareholders (the “Over-allotment Option”);

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1.	Wexford’s Right to Sell. Subject to the terms and conditions of this Agreement, the Company hereby authorizes the Wexford Entities, at their option, to sell any number of shares of Common Stock in the aggregate not exceeding the Over-allotment Amount at the public offering price less underwriting discounts and commissions to the underwriters for resale in connection with the IPO. Wexford and its affiliates shall, in their sole discretion, determine the allocation of shares sold pursuant hereto by each Wexford Entity. The Wexford Entities shall determine whether or not to sell any of their shares in the IPO within 24 hours of the underwriters’ decision to exercise their Over-allotment option.

2.	Conditions to Effectiveness. The effectiveness of the foregoing option to sell shares of Common Stock to the underwriters shall be subject to the express conditions precedent that:

a.	Approval. The transactions contemplated by this Agreement shall have been approved by all requisite action on behalf of the Corporation by the Corporation’s Board of Directors or any committee thereof having requisite authority; and

b.	Conversion of Preferred Stock. All shares of Preferred Stock shall have been converted into shares of Common Stock on a 1-for-1 basis without additional payment to the holders thereof; and

c.	Irrevocable Written Commitment. One or more of the Wexford Entities shall have irrevocably committed in writing to sell to the underwriters such shares as are intended to be sold pursuant to this Agreement; and

d.	Underwriter’s Option. The underwriters shall have elected to exercise their option to purchase additional shares from the Company pursuant to the Over-allotment Option.

3.	Effect of this Agreement. Shares sold by the Wexford Entities to the underwriters in connection herewith shall be sol in lieu of an equal number of shares that would otherwise have been sold by the Company to the underwriters pursuant to the Over-allotment Option.

4.	Definition. The “Over-allotment Amount” shall mean the number of shares, if any, to be sold pursuant to the Over-allotment Option to the underwriters of the IPO.

5.	Amendment. This Agreement may be amended solely by a duly executed written instrument expressly referring to this Agreement and signed on behalf of the party against whom enforcement is sought.

6.	Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each of the other parties, it being understood that all parties need not sign the same counterpart.

7.	Entire Agreement; Assignment. This Agreement: (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (ii) is not intended to confer upon any other person any rights or remedies hereunder, and (iii) shall not be assigned by operation of law or otherwise, except that Wexford may assign its rights hereunder to any of its affiliates.

8.	Governing Law; Exclusive Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

WEXFORD CAPITAL LLC

/s/ Arthur Amron
Name:	Arthur Amron
Title:	Partner and General Counsel

ICx TECHNOLOGIES, INC.

Name:	Daniel T. Mongan
Title:	Vice President